The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 6, 2025

Pricing Supplement dated October , 2025

(To Product Supplement No. RLN-1 dated March 25, 2025, Prospectus

Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-285508

$
Senior Medium-Term Notes, Series K
Capped Deferred Accrual Floating Rate Notes Linked to Compounded SOFR, Due October 10, 2030

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	October 8, 2025
Issue Date:	October 10, 2025
Stated Maturity Date:	October 10, 2030. The Notes are not subject to redemption by Bank of Montreal or repayment at the option of any holder of the Notes prior to the Stated Maturity Date.
Interest Accrual Date:	April 10, 2026
Payment at Maturity:	A holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Rate:	No interest will accrue on the Notes from, and including, the Issue Date to, but excluding, the Interest Accrual Date. From, and including, the Interest Accrual Date to, but excluding, the Stated Maturity Date (the “Floating Rate Period”), a floating rate per annum equal to the Reference Rate determined for the relevant Observation Period plus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.
Reference Rate:	Compounded SOFR. With respect to the Observation Period corresponding to any Interest Period during the Floating Rate Period, Compounded SOFR will be a compounded average of daily SOFR over such Observation Period determined in the manner described under “General Terms of the Notes—Determination of Reference Rates—SOFR, Average SOFR and Compounded SOFR—Compounded SOFR” in the accompanying product supplement.
Spread:	1.60%
Interest Payment Dates:	Quarterly on the 10th day of each January, April, July and October, commencing July 10, 2026, and ending on the Stated Maturity Date.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Interest Accrual Date) to, but excluding, that Interest Payment Date.
Observation Period:	With respect to an Interest Period during the Floating Rate Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Maximum Interest Rate:	5.50% per annum during the Floating Rate Period
Minimum Interest Rate:	0.00% per annum during the Floating Rate Period
Day Count Convention:	For each Interest Period, 30/360; Unadjusted
Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)
Listing:	The Notes will not be listed on any securities exchange.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP:	06376FED7
Bail-inable Notes:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-4 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price(1)	Underwriting Discount(2)	Proceeds to Bank of Montreal(2)
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)	The original issue price for an eligible institutional investor and an investor purchasing the Notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original issue price for such investors will not be less than $995.00 per Note and will not be more than $1,000 per Note. The original issue price for such investors reflects a foregone selling concession with respect to such sales as described below.
(2)	BMO Capital Markets Corp. (“BMOCM”) will receive discounts and commissions of up to $5.00 per Note, and from such underwriting discount will allow selected dealers a selling concession of up to $5.00 per Note depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to BMOCM. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. See “Supplemental Plan of Distribution” below.

BMO CAPITAL MARKETS

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004720/u321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-2

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps— into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the bail-inable notes for the express purpose of investing in the bail-inable notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and Bank of Montreal with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by Bank of Montreal by the issuance of common shares of Bank of Montreal (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Risk Factors— The Notes Will Be Subject to Risks, Including Non-payment In Full or, in the Case of Bail-inable Notes, Conversion in Whole or in Part – By Means of a Transaction or Series of Transactions and in One or More Steps – Into Common Shares of the Bank or Any of its Affiliates, Under Canadian Bank Resolution Powers” and “Description of the Notes We May Offer—Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement and “Description of Debt Securities—Special Provisions Related to Bail-inable Debt Securities” in the prospectus for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

PS-3

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Notes Will Not Accrue Interest Prior to the Interest Accrual Date.

No interest will accrue on the Notes from, and including, the Issue Date to, but excluding, the Interest Accrual Date, which is approximately six months after issuance, and you will not receive any interest payment during that period.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate on the Notes will be based on Compounded SOFR during the relevant Observation Period as described herein. Therefore, the interest rate that will apply at any time during the Floating Rate Period on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the Maximum Interest Rate. In addition, if the Reference Rate plus the Spread is less than the Maximum Interest Rate for any Interest Period during the Floating Rate Period, the cumulative interest rate for that year will be less than the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The Interest Rate On The Notes During The Floating Rate Period Is Based On Compounded SOFR And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	SOFR Has A Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

•	Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect The Notes.

•	The Interest Rate On The Notes During the Floating Rate Period Is Based On A Compounded Average of Daily SOFR, Which Is Relatively New In The Marketplace.

•	The Amount Of Interest Payable With Respect To Each Interest Period During The Floating Rate Period Will Be Determined Near The End Of The Interest Period.

•	The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

•	The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

•	If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period During The Floating Rate Period Will No Longer Be Determined By Reference To Compounded SOFR.

•	The Benchmark Replacement Is Uncertain.

•	The Calculation Agent Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

•	Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In The Notes.

•	The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

PS-4

Risks Relating To The Value Of The Notes And Any Secondary Market

The Underwriting Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the original issue price. The original issue price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your Notes will also be affected by the interest rates provided by the Notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates; our creditworthiness; the then-current level of SOFR; the time remaining to maturity; and the volatility of SOFR.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which the agent is willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the Notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the Notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the Notes, and in so doing they will have no obligation to consider your interests as an investor in the Notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the Notes.

•	The Calculation Agent is our affiliate and, as a result, potential conflicts of interest could arise. BMOCM, which is our affiliate, will be the Calculation Agent for the Notes. Although the Calculation Agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the Calculation Agent and you.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or other fee, creating a further incentive for the participating dealer to sell the Notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

PS-5

SUPPLEMENTAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as “variable rate debt instruments” for U.S. federal tax purposes and the remainder of this discussion assumes this treatment is correct.

The treatment of the Notes will depend on whether the initial fixed rate is within 0.25% of the floating rate on the issue date. If the fixed rate is within 0.25% of the floating rate on the issue date, the Notes should be treated as providing for a single qualified floating rate (“QFR”), as described in the accompanying product supplement under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Floating Rate Notes—Floating Rate Notes that Provide for a Single Variable Rate.” [Under this treatment, the Notes should not be treated as issued with original issue discount (“OID”) and all of the interest paid on the Notes should be treated as qualified stated interest (“QSI”).

If the fixed rate is not within 0.25% of the floating rate on the issue date, the Notes should be treated as providing for a single fixed rate followed by a single QFR (as described in the accompanying product supplement under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Floating Rate Notes—Floating Rate Notes that Provide for Multiple Rates”). In that event, in order to determine the amount of QSI and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes). The rules described in the accompanying product supplement under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Discount Notes” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the Notes. Under this method, the Notes may be issued with OID.

If you are a U.S. investor, you will be required to include any QSI in income in accordance with your regular method of accounting for U.S. federal income tax purposes. You will be required to include OID (if any) in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount (if any) which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the fixed rate period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. [Information regarding the amount of QSI and any OID on the Notes may be obtained by contacting the U.S. Retail Investor Solutions Group via email at investor.solutions@bmo.com or via telephone at 1-877-369-5412.

If you are a non-U.S. holder, please read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations.”

You should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-6

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM, a wholly owned subsidiary of Bank of Montreal, is the agent for the distribution of the Notes. We have agreed to sell to BMOCM, and BMOCM has agreed to purchase from us, all of the Notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. The agent may resell the Notes to other securities dealers at the original issue price less a concession not in excess of the underwriting discount. BMOCM will receive an underwriting discount in the amount indicated on the cover hereof, and from such underwriting discount will allow selected dealers a selling concession in an amount not to exceed such underwriting discount depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to the agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-7